Exhibit 99.2

No. 37, Haiyi Villa, Lane 97, Songlin Road, Pudong District Shanghai, 201206 China + 8640 0600 5800 https://www.eshallgo.com

Eshallgo Inc. Highlights Strong Momentum Across Global Shares; Highlights on Recent Operational Developments and Strategic U.S. Expansion

Shanghai, November 17, 2025 – Eshallgo Inc. (“Eshallgo” or the “Company”) (Nasdaq: EHGO), a leading provider of integrated office and enterprise technology along with a suite of AI intelligence solutions in China, today shared an update highlighting key operational developments and milestones over the past six months, as the Company continues to broaden its commercial capabilities in both domestic and international markets.

Six Months of Operational Progress

Over the past half-year, Eshallgo has undertaken several initiatives intended to support its long-term strategic objectives. Recent developments include:

●	Strategic Partnerships:

The Company entered into exclusive partnerships with MAXSUN and Photonetco, which are expected to enhance access to additional distribution channels and complement Eshallgo’s positioning within the office equipment and high-performance computing hardware segments. The MAXSUN collaboration, which involves a well-established IT hardware brand, is an early step in Eshallgo’s efforts to explore opportunities in the U.S. and select APAC markets for advanced computing, gaming, and AI-capable devices.

●	Technology and Product Development:

Ongoing investment in the Company’s integrated hardware–software offerings, with a focus on workplace efficiency tools, AI-assisted device management, and service-oriented revenue models.

●	Operational Expansion:

Formation of a U.S. subsidiary, which is intended to support business development, investor relations activities, and partnership coordination within North America.

●	Corporate Governance and Compliance:

Implementation of enhanced internal controls, investor communications practices, and reporting procedures aligned with U.S. public company expectations.

“Our recent initiatives reflect our continued efforts to build a more diversified and internationally oriented platform,” said Mr. Qiwei Miao, Chief Executive Officer of Eshallgo Inc. “The establishment of our U.S. presence is an important foundational step as we work to support our partners and stakeholders across markets.”

Capital Structure and Filing Update

On October 29, 2025, Eshallgo filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission. This filing is intended to provide the Company with flexibility to access capital markets efficiently if and when appropriate.

While such filings can occasionally lead to market speculation, the Company notes that maintaining an effective shelf registration is a common practice among U.S.-listed issuers. It allows for timely responses to potential commercial initiatives, partnership funding needs, or balance sheet planning — with no current plans for an offering or capital raise.

“Our priorities remain centered on operational execution and long-term value creation,” added Mr. Miao. “The shelf registration is simply a procedural step that supports prudent financial management.”

Looking Ahead

Management continues to focus on expanding commercial relationships, strengthening operational processes, and supporting the Company’s service-driven model in China and the U.S. Eshallgo intends to maintain an emphasis on transparency, compliance, and disciplined execution as it advances its strategic priorities.

About Eshallgo, Inc.

Eshallgo, Inc. (Nasdaq: EHGO) is a digital-first office solution provider based in Shanghai, China. The Company offers integrated hardware, printing, software, and support services to small and mid-sized businesses. In 2025, Eshallgo expanded into enterprise AI with a suite of intelligent applications designed to support document management, workflow automation, smart procurement processes, and secure collaboration.

For more information and investor updates, visit ir.eshallgo.com and Follow us on social media: LinkedIn, Facebook, and X.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

Investor and Media Contact:

Tony Sklar

Investor Relations – Eshallgo, Inc.

ir@eshallgo.com